03017067

NO ACT
P.E 3-20-03
1-3034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2003

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1692

Act 1934
Section
Rule 14A-8
Public Availability 3/20/2003

Re: Xcel Energy Inc.

Dear Mr. Joseph:

This is in regard to your letter dated March 20, 2003 concerning the shareholder proposal submitted by Linda Sourbis, the Academy of Our Lady of Lourdes, and the Sisters of St. Joseph of Carondelet for inclusion in Xcel's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Xcel therefore withdraws its January 22, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

PROCESSED
MAR 2 6 2003
THOMSON
FINANCIAL

RECD S.E.C.

JAN 2 3 2003

1086

JONES DAY

77 WEST WACKER

CHICAGO, ILLINOIS 60601-1692

TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

January 22, 2003

No-Action Request
1934 Act/Rule 14a-8

Via Messenger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2003 JAN 27 AM 10: 09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation, (the "Company") we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, (the "Act") in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholders Linda Sourbis, the Academy of Our Lady of Lourdes, and Sisters of St. Joseph of Carondelet (the "Proponents") from its 2003 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 20, 2003. The definitive copies of the 2003 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about April 15, 2003. We hereby request that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2003 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, and for your convenience also set forth below, which the Proponents submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

ATLANTA • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK
MILAN • MUMBAI* • MUNICH • NEW DELHI* • NEW YORK • PARIS • PITTSBURGH • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON
*ASSOCIATE FIRM

The Proposal

Energy Sourcing Policy

WHEREAS Xcel Energy has been required by Minnesota state law to give preference to renewable resources in meeting its needs for new power supply (Statutes 216B.2422).

WHEREAS electric industry restructuring has led several states to establish mandatory standards for renewable energy content, and that less than 1% of Xcel's existing energy supply will qualify under the Renewable Energy Objectives established by 2001 Minnesota law (Statutes 216B.1691).

WHEREAS Xcel's 12 state service territory contains abundant biomass resources and the best wind energy potential in North America ("Repowering the Midwest", Environmental Law and Policy Center of the Midwest, Chicago, 2001).

WHEREAS the Minnesota Department of Commerce reports that wind "is the fastest growing energy production method in the world, renewable or otherwise, having a overall growth rate in 1999 of 36%." (Energy, Policy & Conservation Report 2000, p. 57).

WHEREAS Xcel purchases electricity from the Manitoba Hydro which accounts for approximately 4 percent of Xcel's 2001 energy portfolio (Xcel Energy Annual Report, 2001, p. 5).

WHEREAS Xcel regards Manitoba Hydro as a future energy option and has negotiated an additional purchasing contract for 500 megawatts.

WHEREAS hydropower can be a renewable source of energy, megaprojects such as those of Manitoba Hydro cause extensive ecological and social destruction, and do not qualify under the Renewable Energy Objectives and Portfolio Standards adopted in Minnesota and several other states.

WHEREAS the traditional lands and burial grounds of Pimicikamak Cree Nation and other indigenous peoples have been flooded or in other ways rendered inaccessible; means of livelihood have been damaged and food supplies poisoned as a result of Manitoba Hydro's power production.

WHEREAS Manitoba Hydro faces over 100 legal claims alleging adverse effects and claiming damages (Northern Flood Agreement Arbitrator's Office, Winnipeg, Canada), and a lawsuit seeking $100 million in damages for contaminated drinking water (Winnipeg Free Press, 1/23/01).

WHEREAS concerns about the adverse environmental, socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples stemming from Manitoba Hydro's electricity production are being raised at the Minnesota Public Utilities

Commission, Canadian National Energy Board, by religious and political leaders, human rights and environmental organizations, the media and consumers.

WHEREAS the 2001 Report of the Interchurch Inquiry into Northern Hydro Development concluded that the situation faced by the Pimicikamak Cree Nation and other indigenous peoples was "an ongoing ecological, social and moral catastrophe." (Let Justice Flow, p.3).

WHEREAS it is the opinion of the proponents of this resolution that Xcel's continued reliance on power purchases from Manitoba Hydro make our company increasingly vulnerable to charges of environmental racism, potentially costly litigation and a negative public image - all of which can jeopardize long-term shareholder value.

THEREFORE be it resolved that:
The shareholders of Xcel Energy recommend to the board of directors that it develop and implement policies and practices requiring that our company obtain future power supplies from increased efficiencies and renewable resources that do not have undue adverse environmental, socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples.

Background

This Proposal is nearly identical to a proposal submitted by Ms. Sourbis for inclusion in last year's proxy statement. Although the Staff did not agree with our assertion that last year's proposal could be excluded, we respectfully request that the Staff review the arguments set forth below and reconsider the position it took last year. We recognize that much of the information provided in this "Background" section was included in our submission last year, however, for the convenience of the Staff we will again describe the history and circumstances surrounding this Proposal. Although the Proposal was submitted to Xcel Energy, the substance of the Proposal relates to a dispute between four parties, Manitoba Hydro-Electric Board (a large Canadian utility company), the Province of Manitoba, the government of Canada and the Pimicikamak Cree Nation (sometimes also referred to as the Cross Lake Nation). These parties are unrelated to, and unaffiliated with, Xcel Energy. Because of the complex nature of this dispute and its relevance to the Proposal, a discussion of the Company's understanding of the facts of the situation may be helpful. Because the Company is not a party to this dispute and has no first hand knowledge of the facts involved, for purposes of this letter the Company has had to rely on information provided to the Company by Manitoba Hydro and information that the Company has been able to gather from publicly available sources. Although the Company has attempted to verify the information, the Company disclaims any responsibility for the accuracy of the information in this letter as it relates to Manitoba Hydro, its projects and plants, the Province of Manitoba, the Canadian national government and the indigenous people in Manitoba.

In 1970, Canadian power companies began planning for the construction of specific large hydroelectric power stations on the Nelson River in Manitoba. In 1971 formal discussions were begun with the indigenous people in the affected parts of Northern Manitoba. Thereafter the five First Nations of Cross Lake, Nelson House, Norway House, Split Lake and York Factory voluntarily formed an organization called the Northern Flood Committee to hold joint consultations with Manitoba Hydro and the Governments of Canada and Manitoba about the construction of the power stations. This Northern Flood Committee negotiated the Northern Flood Agreement (the "Agreement") with Manitoba Hydro, and the governments of the Province of Manitoba and Canada. The Agreement was signed by Manitoba Hydro, the governments of Manitoba and Canada and The Northern Flood Committee representing each of the five First Nations, including the Pimicikamak Cree (Cross Lake) Nation, in 1977. The Agreement states that Canada, Manitoba and Manitoba Hydro have specific obligations to the people of each of the five First Nations. These obligations include the provision of replacement land, remedial works, compensation and other programs. First Nations' members can make claims to an independent arbitrator for compensation for adverse effects of the project if they are not otherwise resolved. Where claims are clear and easily evaluated, they are settled by negotiated agreement. If the claim cannot be settled, the parties agree to abide by the decision of the arbitrator, with opportunity for further review by the courts in certain circumstances. In all cases to date, either Canada, Manitoba or Manitoba Hydro has funded the reasonable costs of lawyers and consultants hired by the First Nations in pursuing the claims. Manitoba Hydro itself has spent in excess of $33 million for lawyers and consultants fees for the First Nations. The parties to the Agreement have been settling claims since the Agreement was put in place. Since the 1970's, Manitoba Hydro and the governments of Manitoba and Canada have contributed in excess of $90 million to implement the obligations under the Agreement. The Agreement, including subsequent implementation agreements, continues to govern the relationship between Manitoba Hydro and the five First Nations.

By the late 1980's, all of the parties to the Agreement had become frustrated with the slow process of filing claims, gathering evidence and the other formalities associated with arbitration. The claims process is very expensive for all parties, demanding a great deal of time from lawyers and consultants.

Approximately 11 years ago, proposals were made by the Northern Flood Committee on behalf of the five First Nations to move beyond the claim-by-claim approach, to a comprehensive approach which would provide significant funds to the communities and allow them to take over implementation of the Agreement in ways that best meet their own needs.

After detailed negotiations, four of the five First Nation communities – Split Lake First Nation, York Factory First Nation, Nelson House First Nation, and Norway House Cree Nation signed separate comprehensive implementation agreements with Canada, Manitoba and Manitoba Hydro worth a total of about $229 million, in Manitoba Hydro bonds and cash. The Province of Manitoba also contributed an enhanced lands package to each of these First Nations.

Similar negotiations took place with representatives of Cross Lake First Nation leading to a proposal in 1993 which would have included, among other things, protected funding for the Cross Lake First Nation of about $110 million in addition to what had been spent to that date. While the details of this arrangement were being negotiated, benefits continued to flow to the Cross Lake First Nation as an additional $8.27 million was advanced to them between 1993 and 1997. This proposed implementation agreement would have resulted in the resolution of all foreseen and foreseeable adverse effects of the hydroelectric projects, with the exception of claims arising from personal injury and death, which would remain the responsibility of Manitoba Hydro. Future claims for effects that are not foreseeable today would also remain the responsibility of Manitoba Hydro under the original Agreement.

In October 1997, after an election for Chief and Council, the new Band Council of Cross Lake notified Manitoba Hydro and the governments of Canada and Manitoba that the Cross Lake Nation wished to abandon the negotiations for a comprehensive implementation process and that they preferred to implement the Agreement in accordance with their interpretation of its original terms. Since that time, Manitoba Hydro and the governments of Manitoba and Canada have continued to work with the Cross Lake First Nation to implement the Agreement.

The Company and Manitoba Hydro have been trading in electricity for over 30 years. As an affirmation of the benefits of such trade for both parties, on August 1, 2002, Manitoba Hydro signed a 10-year agreement with the Company for export of 500 megawatts of electricity from Manitoba to Minnesota starting in 2005. This sale agreement will result in an energy flow to Company over two million megawatt-hours of electrical energy every year and is anticipated to produce $1.2 billion ($US) in revenue over the life of the contract. Manitoba Hydro has several existing long-term power purchase and exchange agreements with the Company, including a 500 megawatt contract that began in 1993 and expires in 2005. Although many of the terms and conditions of the contract dated August 1, 2002 are different, the new agreement effectively replaces the contract expiring in 2005. This new contract, and the resulting environmental and other externalities, were addressed and approved by the MPUC following extensive hearings. As this contract replaces an expiring 500 MW of supply from Manitoba Hydro, this new contract will not require any new generating facilities in Manitoba nor will it require changes in Manitoba's system operations. Two additional exchange agreements have terms expiring in 2016 and 2019.

Discussion of Reasons for Omission

I. Rule 14a-8 (i)(7) — THE PROPOSAL MAY BE OMITTED IF IT DEALS WITH ORDINARY BUSINESS OPERATIONS.

The Proposal should be considered a matter of ordinary business operations. Under Rule 14a-8(i)(7), a shareholder proposal dealing with a matter relating to the conduct of the ordinary business operations of a company may be omitted from the company's proxy materials. The Commission has stated that the policy underlying the ordinary business exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8, the Commission reaffirmed this position stating: "The general policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release 34-40018. The Commission went on to say:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

In our judgment, the Proposal fits squarely within the category of proposals that the Commission intended to permit registrants to exclude under Rule 14a-8(i)(7) because the Proposal clearly falls within the purview of ordinary business operations. The Company is in the business of providing electric power to its customers. This power can be derived from different sources and different suppliers. Electric power, however, is a fungible product, and the Company's management works constantly to provide value by efficiently generating and transmitting power to its many customers. Every day the Company's management must make difficult decisions involving numerous factors regarding the most efficient means to fill the community's power needs including whether to generate power from its own generating plants or to purchase power from other suppliers. There are many factors that go into these decisions, factors that the management is in the best position to evaluate. Decisions on such matters must be informed by an understanding of the science involved, current safety measures and costs to the Company resulting from alternative energy sources. The unsubstantiated, inflammatory and emotional assertions presented by the Proponents make it clear that the they are not informed on such matters. Just as the Commission has said that the retention of suppliers is an ordinary business issue, so is the Company's choice of power suppliers an ordinary business decision. Further, Minnesota Statute 302A.201, Subdivision 1, provides that "the business affairs of a corporation shall be managed by or under the direction of a board" and the Company's choice as to whom to purchase power from clearly is a business decision which is to be decided upon by the board of directors and is outside the purview of shareholder oversight.

In addition, the Proposal does *not* involve a passive, research based proposal as did those submitted in *Maxxam Inc.* (available March 26, 1998) (not permitting exclusion of proposal to prepare a report on strategies "for ending all operations that cut, damage, remove, mill or otherwise involve old-growth trees") or *Northern States Power* (available February 9, 1998) (not permitting exclusion of a proposal to study the economic feasibility of converting a nuclear power plant to a natural gas power plant). Instead, the Proposal, if implemented, would deny the Company access to Manitoba Hydro's production facilities. Shareholders would effectively dictate to the Company the type of technology that should be used to generate the electricity it purchases. As such, the proposal deals with a matter relating to the Company's ordinary business operations. *See, e.g., WPS Resources Corporation* (available February 16, 2001) (permitting exclusion of proposal for utility company to develop co-generation facilities, improve energy efficiency, etc., on grounds that proposal dealt with "ordinary business operations (i.e., the choice of technologies)").

Although the Proponents attempt to portray the Proposal as involving broad social and environmental policies, this just isn't the case. Although the Proponents mention several renewable energy sources such as biomass and wind energy, they do not request that the Company shift its balance of generation away from traditional fossil fuel-based generation to more renewable sources of energy. Rather, Proponents are requesting that the Company replace one specific type of renewable energy from one particular supplier with other renewable sources of energy. As such, this is not an argument about broad, social policy. This is a dispute over compensation between two parties, neither of whom is the Company. The Proposal is intended to keep the Company from buying power from one particular company, Manitoba Hydro, because of that company's relationship with one particular group of people, the Pimicikamak Cree Nation. The other four First Nations, which are similarly situated to the Pimicikamak Cree Nation, are not supportive of this resolution. Despite the Proponents attempt to equate the

Proposal to a broad social issue by making unsupported and inflammatory statements regarding environmental racism, 9 of the 13 clauses in the Proposal (including the supporting statement) refer to Manitoba Hydro or the Pimicikamak Cree Nation, or both. Almost every word and every argument relates to those two parties. Clearly the intent of the Proposal is to stop Xcel Energy from buying power from Manitoba Hydro.

This situation is very similar to the one presented in *College Retirement Equities Fund* (available September 7, 2000). In that case, the proponents requested that the company divest its holdings in Freeport McMoRan Copper and Gold because Freeport McMoRan allegedly creates environmental hazards for the indigenous populations and for various other reasons. In that instance, the Staff permitted the company to omit the proposal under Rule 14a-8(i)(7) because "the Proposal is directed at the decision to sell CREF's position in one specific portfolio company. As indicated in the letters you have cited, the Staff believes that the ordinary business operations of an investment company include buying and selling of portfolio securities." In the Company's situation, its portfolio is power. The ordinary business of an energy company is buying and selling power. This Proposal is directed at keeping the Company from buying power from one particular supplier.

The Company's situation is analogous to that of *Potomac Electric Power Company* (available February 26, 1992). In that letter, the Staff opted to take a no action position with respect to a proposal that recommended that the board of directors should adopt certain policies with respect to the use of independent contractors. In that case, as in this one, the proponent attempted to establish criterion to influence the selection of third party vendors. Moreover, in both cases the proposal sets forth criterion to be followed when dealing with independent entities. In *Potomac* the proposal attempted to require the board to "use no contractor which fails to pay adequate health and welfare and pension benefits, or which pays substandard wages." The Staff found this to be within the purview of the ordinary course of business exception because it was directed at specifying criterion to be used by the company in selecting contractors. The Proposal contemplated here cannot be effectively distinguished. In this case the proposal attempts to require the board to obtain power from resources that do not have "undue adverse environmental, socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples." Clearly the Proponents intend to force the Company to utilize a power supplier other than Manitoba Hydro.

We recognize that in the past the Staff has chosen not to take a no action position when significant policy issues are involved in the choice of suppliers. *See Ford Motor Co.* (March 12, 1998) and *Phillip Morris, Cos. Inc.* (February 9, 2000). However, in those cases, the policy issues were such that they transcended the day to day business matters and raised policy issues so significant that they could be appropriate for a shareholder vote. Issues such as nuclear power and safety, the use of slave labor and the use of genetically altered ingredients have all been found to be significant policy issues eligible for shareholder action because they profoundly impact society as a whole. That is not the case here. As discussed above, in this case the issue is solely related to a contractual dispute between one tribe (the Pimicikamak Cree Nation) and Manitoba Hydro, one of the Company's suppliers. The Pimicikamak Cree Nation and Manitoba Hydro had entered into a valid agreement. Four of the other tribes then agreed to a more comprehensive agreement, and after initially supporting such a comprehensive agreement, the Pimicikamak Cree Nation declined to participate. Apparently, the Pimicikamak Cree Nation and

Manitoba Hydro have not yet resolved their differences. The Proposal appears to be an attempt to provide the Pimicikamak Cree Nation with bargaining leverage in its negotiations with Manitoba Hydro and the Canadian governmental entities that are parties to the Agreement. Obviously, a contractual dispute, no matter how honestly or vigorously contested, is not a pervasive social policy. Consequently, this proposal falls well outside the limits of a social policy issue that transcends the ordinary course of business. We recognize that the Staff disagreed with the Company's position last year, but we urge the Staff to reconsider and determine that the Proposal may be excluded because it relates to the ordinary course of business for the Company.

II. Rule 14a-8(i)(5) — THE PROPOSAL MAY BE OMITTED IF IT RELATES TO OPERATIONS WHICH ACCOUNT FOR LESS THAN 5% OF THE COMPANY'S ASSETS, NET EARNINGS AND GROSS SALES, AND IS NOT OTHERWISE SIGNIFICANTLY RELATED TO THE COMPANY'S BUSINESS.

Under Rule 14a-8(i)(5), for a shareholder proposal to be excluded, the company must meet the following two conditions: (1) the proposal must relate to operations which account for less than 5% of the company's total assets at the end of its most recent fiscal year and for less than 5% of its net earnings and gross sales for its most recent fiscal year; and (2) the proposal must deal with a matter that is not significantly related to the company's business.

The subject matter of the Proposal does not meet the economic thresholds set forth above. The Proposal does not relate to operations of the Company which account for 5% of the Company's total assets for the year ended December 31, 2000 or for 5% of its net earnings and gross sales for the 2000 fiscal year. Specifically, as cited by the Proponents, the subject Manitoba-Hydro agreements account for only 4% of Xcel Energy's regulated electric supply. Accordingly, these contracts represent a correspondingly small percentage of the Company's net earnings and gross sales for the 2000 fiscal year.

Further, the Proposal may be omitted from the Company's proxy statement because it is not significantly related to the Company's business. Although the Proponents desire to represent the Proposal as involving social and environmental policies, they ultimately fail in their attempts. The Proposal is clearly intended to keep the Company from purchasing power from Manitoba Hydro only because of that company's relationship with a particular group of people and is not related to social or environmental policies. The Proposal is only aimed at preventing the Company from buying power from one particular supplier, not at addressing social or environmental policies.

This particular case is analogous to that of *Merrill Lynch & Co, Inc.* (available January 21, 1994). In that letter, a no-action position was taken by the Staff with respect to a proposal that recommended that the board of directors should prepare a report on why the company has participated in a bond offering for a hydro-electric project and a summary of the company's policy on future involvement with the hydro-electric project, among other things. In that proposal, the proponents stated that Merrill Lynch's actions as an underwriter for bonds of Hydro-Quebec contributed to hydro-electric projects that would hurt the environment in northern Canada and harm indigenous tribes. Merrill Lynch responded in its letter to the Staff that it believed that any social policy concerns raised by the proponents related not to the business of the company, but rather to the policies of another country. The Staff agreed that Merrill Lynch could exclude the proposal because no link had been established between Merrill Lynch's business and the hydro-electric projects, and the proposal was not otherwise significantly related to Merrill Lynch's business. No distinction can be made from the Proposal set forth by the Proponents. The Proposal simply does not involve social or environmental policies of the Company, but involves policies of Manitoba Hydro. Social or environmental policies that are raised by the Proposal, if any, relate to Manitoba Hydro's operations and there is no meaningful relationship to Xcel Energy's business. No nexus has been established between Xcel Energy's business and the business of Manitoba Hydro and the Proposal is not otherwise significantly related to Xcel Energy's business.

III. Rule 14a-8(i)(2) — THE PROPOSAL MAY BE OMITTED, IF THE PROPOSAL, IF IMPLEMENTED, WOULD REQUIRE THE REGISTRANT TO VIOLATE ANY STATE OR FEDERAL LAW.

The Company cannot effectively implement the Proposal without clearly violating state contract law provisions. The Company has valid existing agreements with Manitoba Hydro that will last at least until 2005 and in some cases for many years beyond that. On August 1, 2002, the Company signed a 10-year agreement with Manitoba Hydro for export of 500 megawatts of electricity from Manitoba to Minnesota starting in 2005.

Passage of the shareholder resolution would require the board to implement policies and practices requiring the Company to obtain power supplies from sources that do not have undue, adverse environmental and socioeconomic consequences on the Pimicikamak Cree Nation. The Proposal argues that the present energy agreement between the Company and Manitoba Hydro has had the effect of imposing undue adverse environmental and socioeconomic consequences on the Pimicikamak Cree Nation. Therefore, in order to comply with the Proposal the Company's board of directors would have to extricate the Company from a series of duly executed contracts, thereby unilaterally breaching a series of existing contracts in violation of state law. In the past, the Staff has taken a no action position in similar circumstances. *See Brunswick Corp.* (available January 31, 1983); *Mobil Corp.* (available February 20, 1985). In those cases, as in this one, the proponent urged the company to extricate itself from valid, existing agreements. The Company cannot possibly implement this agreement without extricating itself from valid agreements and thereby violating the law.

IV. Rule 14a-8(i)(6) - THE PROPOSAL MAY BE OMITTED IF THE COMPANY WOULD LACK THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL.

The Proposal asks the shareholders to recommend to the board of directors that the board develop and <u>implement</u> certain policies and practices. The Company cannot effectively implement the Proposal because its power supply is heavily regulated by the Minnesota Public Utility Commission. Under Minn. Stat. §216B.2422 and Minn. Rules chapter 7843, the Company is required to submit a biennial integrated resource plan that details how the Company will meet its power needs over the next fifteen years. This plan describes how much power will be internally generated (and the percentage of each type of fuel source for that generation), how much purchased power is already contracted for (and from where) and how the Company intends to fill any remaining needs. As part of this process, the MPUC examines the types of fuel source being utilized (i.e., fossil fuel, renewable energy and nuclear) and the MPUC is required to either approve the plan or require that the Company modify its plan in certain respects. Once the plan is approved by the MPUC, the Company cannot deviate from the Plan without specific MPUC authorization. Moreover, long term supply arrangements over 12 MW must be submitted for approval by the MPUC.

In this particular situation, the MPUC has very recently approved both the Company's 2000 biennial resource plan and the choice of Manitoba Hydro, in particular, to supply part of the Company's power needs. In fact, during the MPUC hearings on the selection of Manitoba Hydro and regarding the approval of the Manitoba Hydro contract, the Pimicikamak Cree Nation made many of the same arguments set out in the Proposal. At the conclusion of the hearings on the selection, the MPUC stated in its Order, "under the unique facts of this case, the Commission deems the socioeconomic impacts of this generation to be adequately internalized by Manitoba Hydro pursuant to the December 16, 1977 Northern Flood Agreement. ... Based on its review, the Commission finds that the treaty provides comprehensive relief for 'all the adverse results of the Project', i.e. the negative socioeconomic effects of the hydro projects at issue in this matter. ... Based on this analysis, then, the Commission concludes that to the extent that socioeconomic costs have been or will be incurred by the PCN and its members due to the generation in question, these costs are assumed to have been internalized by Manitoba Hydro and, hence, already reflected in the bid price. In these circumstances, the Commission finds that NSP has given adequate consideration to the socioeconomic costs as required by Minn. Stat. §216B.2422, subd. 3 and no further examination and evaluation of Manitoba Hydro's bid in light of such costs is necessary." From the Commission's February 7, 2001 order. Docket No. E-002/M-99-888.

Therefore, even *if* the Proposal were included in the Company's proxy materials, *if* the shareholders approved it and *if* the board developed the policies requested in the Proposal, neither the board nor management would be able to implement such policies without obtaining further specific approval of such policies by the MPUC. The Company could not guarantee that such approval would be obtained. In fact, based on the results of the most recent hearing, it seems unlikely that the MPUC would endorse such policies if it resulted in higher prices for Minnesota consumers.

This situation is very similar to the one presented in *American Home Products Corp.* (February 3, 1997). In that case, the proponents requested that advertising and literature associated with the company's product incorporate certain warnings. The Staff took a no-action position stating that the proposal was excludable from the company's proxy materials under former Rule 14a-8(c)(6) because it would be beyond the company's power to lawfully effectuate the proposal as the company was not "free to add statements to its products labeling without regulatory approval or to add precautionary language to its advertisements beyond those approved for the product labeling". The Staff similarly took a no-action position in *Alza Corporation* (February 12, 1997). In that case, the proponent requested that the company change the content of its product advertising and literature to address specific warnings related to its product. In that instance, the Staff permitted the company to omit the proposal under former Rule 14a-8(c)(6) because the company did not have the unilateral authority to change the content of its product advertising and literature without the involvement and approval of The Food and Drug Administration and thus did not have the power to effectuate the proposal as requested by the proponent. The Proposal contemplated here cannot be effectively distinguished. The Company does not have the unilateral power to implement the policies the Proponents advocate the Company undertake because, just as in *American Home Products Corp.* and *Alza Corporation*, specific governmental authorization is required before the Company can act. The Proposal is excludable under Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal as it must first obtain governmental approval before it can implement the Proposal.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2003 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponents.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

cc: Ms. Linda Sourbis
Academy of Our Lady of Lourdes
Sisters of St. Joseph of Carondelet

EXHIBIT A

As You Sow
Tel: (415) 391-3212 A Foundation Planting Seeds for Social Change Fax: (415) 391-3245
A NON-PROFIT CORPORATION
311 California Street, Suite 510
San Francisco, California 94104
www.asyousow.org

November 12, 2002

Wayne Brunetti
President and CEO
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN. 55402

RECEIVED NOV 14 '02 CORPORATE SECRETARY

Dear Mr. Brunetti,

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We represent Linda Sourbis, a beneficial shareholder of Xcel Energy stock.

Ms. Sourbis is filing a resolution that asks Xcel to develop and implement policies and practices requiring that our company obtain future power supplies from increased efficiencies and renewable resources that do not have undue adverse environmental, socioeconomic and human rights impacts upon the Pimicikamak Cree Nation and other indigenous peoples.

Ms. Sourbis raised this issue in a resolution in 2002 as well as in 2001. This resolution received the support of 17 million and 22 million shares respectively, which demonstrates the serious concern among mainstream investors regarding this topic.

Consequently, we are very disappointed that our company appears to have reneged on its promise to directly address this issue.

In a meeting with shareholders on October 19, 2001, we asked the company – and you personally agreed - to begin good faith dialogues on the two main issues raised in the resolution – renewable energy and the impacts on the Pimicikamak Cree Nation (PCN) and other indigenous peoples.

The first of these good faith dialogues was supposed to be between Xcel and the PCN. Yet, to date, no meetings have taken place. Given that shareholders first raised this issue with our company over 20 months ago, it means that at this point Xcel has not participated in any formal meetings with the PCN in over 16 months.

We are aware that PCN and Xcel exchanged proposals for a meeting and were unable to agree on a format. From our perspective, Xcel has taken a foot-dragging approach to these dialogues and has not actively pressed for some kind of middle ground that would bring both sides to the table.

In December 2001, I personally called Xcel Vice President Dave Sparby and Corporate Secretary Cathy Hart and offered to withdraw the resolution if they were willing to get any kind of formal dialogue going with the PCN. I even asked them when the proxy printing deadline was so we could withdraw the resolution before it went to print. They never got back to me.

Quite frankly, we are confused by your definition of a "good faith" dialogue.

During this same time that Xcel has failed to meet with PCN, a 2001 Report of the Interchurch Inquiry into Northern Hydro Development concluded that the situation faced by the Pimicikamak Cree Nation and other indigenous peoples was *"an ongoing ecological, social and moral catastrophe."*

Xcel has also faced a growing consumer campaign and its contracts have been challenged at the Minnesota Public Utilities Commission and Canadian National Energy Board due to our purchase of energy from a supplier whose operations have, for 25 years, had adverse environmental, socioeconomic and human rights impacts.

Xcel's lack of an energy sourcing policy is making our company increasingly vulnerable to charges of environmental racism, potentially costly litigation and a negative public image – all of which jeopardize long-term shareholder value.

Consequently, we are again filing the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We will be glad to consider withdrawing the resolution once we have proof that our company has established a more substantive dialogue on these important financial, environmental, and human rights issues.

Ms. Sourbis has asked As You Sow to represent her in this matter (see enclosed statement). Proof of ownership of shares of common stock is included. Ms. Sourbis has held over $2,000 worth of stock continuously for over a year and will continue to hold shares in the company through the date of the 2003 stockholders meeting. Please forward any correspondence relating to this matter to As You Sow.

Sincerely,

Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow Foundation

CC: Sr. Zoa Braunwarth, Rochester Franciscan, St. Paul, MN.
Vidette Bullock-Mixon, United Methodist Church, Evanston, IL.
Linda Sourbis, Minneapolis, MN.
Joanne Tromiczak-Neid, Sisters of St. Joseph, St. Paul, MN.
Pat Wolfe, Interfaith Center on Corporate Responsibility, New York, NY.
Pat Zerega, Evangelical Lutheran Church in America, Pittsburgh, PA.

ENERGY SOURCING POLICY

WHEREAS Xcel Energy has been required by Minnesota state law to give preference to renewable resources in meeting its needs for new power supply (Statutes 216B.2422).

WHEREAS electric industry restructuring has led several states to establish mandatory standards for renewable energy content, and that less than 1% of Xcel's existing energy supply will qualify under the Renewable Energy Objectives established by 2001 Minnesota law (Statutes 216B.1691).

WHEREAS Xcel's 12 state service territory contains abundant biomass resources and the best wind energy potential in North America ("Repowering the Midwest", Environmental Law and Policy Center of the Midwest, Chicago, 2001).

WHEREAS the Minnesota Department of Commerce reports that wind "is the fastest growing energy production method in the world, renewable or otherwise, having an overall growth rate in 1999 of 36%." (Energy, Policy & Conservation Report 2000, p. 57).

WHEREAS Xcel purchases electricity from Manitoba Hydro which accounts for approximately 4 percent of Xcel's 2001 energy portfolio (Xcel Energy Annual Report, 2001, p. 5).

WHEREAS Xcel regards Manitoba Hydro as a future energy option and has negotiated an additional purchasing contract for 500 megawatts.

WHEREAS hydropower can be a renewable source of energy, megaprojects such as those of Manitoba Hydro cause extensive ecological and social destruction, and do not qualify under the Renewable Energy Objectives and Portfolio Standards adopted in Minnesota and several other states.

WHEREAS the traditional lands and burial grounds of Pimicikamak Cree Nation and other indigenous peoples have been flooded or in other ways rendered inaccessible; means of livelihood have been damaged and food supplies poisoned as a result of Manitoba Hydro's power production.

WHEREAS Manitoba Hydro faces over 100 legal claims alleging adverse effects and claiming damages (Northern Flood Agreement Arbitrator's Office, Winnipeg, Canada), and a lawsuit seeking $100 million in damages for contaminated drinking water (Winnipeg Free Press, 1/23/01).

WHEREAS concerns about the adverse environmental, socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples stemming from Manitoba Hydro's electricity production are being raised at the Minnesota Public Utilities Commission, Canadian National Energy Board, by religious and political leaders, human rights and environmental organizations, the media and consumers.

WHEREAS the 2001 Report of the Interchurch Inquiry into Northern Hydro Development concluded that the situation faced by the Pimicikamak Cree Nation and other indigenous peoples was "an ongoing ecological, social and moral catastrophe." (Let Justice Flow, p.3).

WHEREAS it is the opinion of the proponents of this resolution that Xcel's continued reliance on power purchases from Manitoba Hydro make our company increasingly vulnerable to charges of environmental racism, potentially costly litigation and a negative public image – all of which can jeopardize long-term shareholder value.

THEREFORE be it resolved that:
The shareholders of Xcel Energy recommend to the board of directors that it develop and implement policies and practices requiring that our company obtain future power supplies from increased efficiencies and renewable resources that do not have undue adverse environmental, socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples.

Wells Fargo and ... P.2
161 N Concord Exchange St
PO Box 738 So St Paul MN 55075-0738
Toll-Free Phone 800/468/4064
Phone 612/450/4064 Fax 612/450/4033

Re: LINDA SOURBIS
3349 IRVING AVE S
MINNEAPOLIS MN 55408-3321

Stock: XCEL ENERGY INC

Account Number: 3200757287

Dividend Rate:

Balance: 787
(Shares)

Date Opened: 12-17-1981

Dividend Amount Paid *YTD*: **$885.39**

Ms Sourbis is the holder of 787 shares of Xcel Energy effective October 7' 2002 and she has continuously held them for more than one year.

Signature of Wells Fargo Representative: Linda Pellonski

As transfer agent for this company, we do not have record of current or past market values for these securities. We suggest that you contact a local brokerage firm or a public library for the information you seek. Thank you for your cooperation.

Shareowner Relations
(/19)

Rev 07/02

November 11, 2002

Mr. Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow Foundation
311 California St., Suite 510
San Francisco, CA. 94104

Dear Mr. Passoff,

I hereby authorize As You Sow to file a shareholder resolution on my behalf at Xcel Energy.

The resolution asks the company to develop policies and practices that use renewable sources of energy that do not negatively impact on indigenous peoples.

I am the owner of more than $2,500 worth of stock that I have held for over a year. I intend to hold the stock through the date of the company's annual meeting in 2003.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Linda Beth Sourbis

Ms. Linda Beth Sourbis

1875 Oakdale #104
West St. Paul, MN 55118
11/14/02

Mr. Wayne H. Brunetti
President and Chief Executive Officer
Xcel Energy
800 Nicollet Mall
Minneapolis, MN 55402

Dear Mr. Brunetti,

A healthy environment for our planet is a great concern for my religious community, the Franciscans of Rochester, MN. Therefore I am authorized to co-file the enclosed resolution with the primary filer, AS YOU SOW. This is in accordance with rule 14-A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934,for inclusion in the proxy statement. It is to be presented for consideration and action by the Xcel stockholders at the next annual meeting.

The Academy of Our Lady of Lourdes (the corporate title for the Rochester Franciscans) is owner of NSP stock continuously for over a year and will hold it through the annual meeting of 2003. Proof of ownership will be sent to Cathy Hart under separate cover.

Preferred energy sources are wind and solar. Please increase use of these renewable, earth friendly sources.

Sincerely,

Sister Zoa Braunwarth OSF

Sister Zoa Braunwarth OSF
Co-filer for the Academy of Our Lady of Lourdes, Rochester, MN

cc. AS YOU SOW FOUNDATION (primary filer)
Fr. Mike Crosby OSF Cap. ICCR

enc. Resolution

ENERGY SOURCING POLICY

WHEREAS Xcel Energy has been required by Minnesota state law to give preference to renewable resources in meeting its needs for new power supply (Statutes 216B.2422).

WHEREAS electric industry restructuring has led several states to establish mandatory standards for renewable energy content, and that less than 1% of Xcel's existing energy supply will qualify under the Renewable Energy Objectives established by 2001 Minnesota law (Statutes 216B.1691).

WHEREAS Xcel's 12 state service territory contains abundant biomass resources and the best wind energy potential in North America ("Repowering the Midwest", Environmental Law and Policy Center of the Midwest, Chicago, 2001).

WHEREAS the Minnesota Department of Commerce reports that wind "is the fastest growing energy production method in the world, renewable or otherwise, having an overall growth rate in 1999 of 36%." (Energy, Policy & Conservation Report 2000, p. 57).

WHEREAS Xcel purchases electricity from Manitoba Hydro which accounts for approximately 4 percent of Xcel's 2001 energy portfolio (Xcel Energy Annual Report, 2001, p. 5).

WHEREAS Xcel regards Manitoba Hydro as a future energy option and has negotiated an additional purchasing contract for 500 megawatts.

WHEREAS hydropower can be a renewable source of energy, megaprojects such as those of Manitoba Hydro cause extensive ecological and social destruction, and do not qualify under the Renewable Energy Objectives and Portfolio Standards adopted in Minnesota and several other states.

WHEREAS the traditional lands and burial grounds of Pimicikamak Cree Nation and other indigenous peoples have been flooded or in other ways rendered inaccessible; means of livelihood have been damaged and food supplies poisoned as a result of Manitoba Hydro's power production.

WHEREAS Manitoba Hydro faces over 100 legal claims alleging adverse effects and claiming damages (Northern Flood Agreement Arbitrator's Office, Winnipeg, Canada), and a lawsuit seeking $100 million in damages for contaminated drinking water (Winnipeg Free Press, 1/23/01).

WHEREAS concerns about the adverse environmental, socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples stemming from Manitoba Hydro's electricity production are being raised at the Minnesota Public Utilities Commission, Canadian National Energy Board, by religious and political leaders, human rights and environmental organizations, the media and consumers.

WHEREAS the 2001 Report of the Interchurch Inquiry into Northern Hydro Development concluded that the situation faced by the Pimicikamak Cree Nation and other indigenous peoples was "an ongoing ecological, social and moral catastrophe." (Let Justice Flow, p.3).

WHEREAS it is the opinion of the proponents of this resolution that Xcel's continued reliance on power purchases from Manitoba Hydro make our company increasingly vulnerable to charges of environmental racism, potentially costly litigation and a negative public image – all of which can jeopardize long-term shareholder value.

THEREFORE be it resolved that:
The shareholders of Xcel Energy recommend to the board of directors that it develop and implement policies and practices requiring that our company obtain future power supplies from increased efficiencies and renewable resources that do not have undue adverse environmental, socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples.

Sisters of St. Joseph of Carondelet

St. Paul Province

FAX (651) 690-7039

FAX Transmittal

Cover Sheet

To: Cathy Hart
Corporate Secretary
Xcel Energy

FAX Number 612-215-4504

Date: November 14, 2002

From: Jeanne Tromiczak-Neid
and Zoe Braunwarth, csj

Number of sheets including Cover Sheet 7

Comments: We will put the originals in mail today.
Thank you -

1884 Randolph Avenue, St. Paul, MN 55105-1700 651-690-7000 FAX 651-690-7039

Sisters of St. Joseph of Carondelet

St. Paul Province

150th Anniversary 1851-2001

November 14, 2002

Mr. Wayne Brunetti, C.E.O.
Xcel Energy, Inc.
800 Nicollet Mall - Suite 3000
Minneapolis, MN. 55402-2023

Dear Mr. Brunetti,

I write on behalf of the more than 400 Sisters of St. Joseph of Carondelet, St. Paul Province. We are among the socially concerned shareholders actively encouraging companies to raise their level of acting in a socially responsible manner.

We write once again with our concern for the environment and the belief that our company, Excel Energy, can be responsive by its choices of using renewable and clean resources which, at the same time, are not harmful to the environment.

I am hereby authorized to inform you of our intention to have the enclosed resolution included in the proxy statement for the next annual meeting of shareholders. We co-file this resolution with Linda Sourbis who is the primary filer. We do this in accord with Rule 14 (a) 8 of the Securities and Exchange Act of 1934. We include verification of ownership of 1,000 shares.

We have owned 500 shares of Common Stock in Northern States Power Company since January 11, 1996 and 500 shares since May 18, 1998. We will continue to hold them through the annual meeting in the year 2003. We are available to dialogue with you about this matter.

Sincerely,

Joanne Tromiczak-Neid

Joanne Tromiczak-Neid
Justice Coordinator

1884 Randolph Ave., St. Paul, Minnesota 55105-1700 651-690-7000 Fax: 651-690-7039 www.csjstpaul.org

ENERGY SOURCING POLICY

WHEREAS Xcel Energy has been required by Minnesota state law to give preference to renewable resources in meeting its needs for new power supply (Statutes 216B.2422).

WHEREAS electric industry restructuring has led several states to establish mandatory standards for renewable energy content, and that less than 1% of Xcel's existing energy supply will qualify under the Renewable Energy Objectives established by 2001 Minnesota law (Statutes 216B.1691).

WHEREAS Xcel's 12 state service territory contains abundant biomass resources and the best wind energy potential in North America ("Repowering the Midwest", Environmental Law and Policy Center of the Midwest, Chicago, 2001).

WHEREAS the Minnesota Department of Commerce reports that wind "is the fastest growing energy production method in the world, renewable or otherwise, having an overall growth rate in 1999 of 36%." (Energy, Policy & Conservation Report 2000, p. 57).

WHEREAS Xcel purchases electricity from Manitoba Hydro which accounts for approximately 4 percent of Xcel's 2001 energy portfolio (Xcel Energy Annual Report, 2001, p. 5).

WHEREAS Xcel regards Manitoba Hydro as a future energy option and has negotiated an additional purchasing contract for 500 megawatts.

WHEREAS hydropower can be a renewable source of energy, megaprojects such as those of Manitoba Hydro cause extensive ecological and social destruction, and do not qualify under the Renewable Energy Objectives and Portfolio Standards adopted in Minnesota and several other states.

WHEREAS the traditional lands and burial grounds of Pimicikamak Cree Nation and other indigenous peoples have been flooded or in other ways rendered inaccessible; means of livelihood have been damaged and food supplies poisoned as a result of Manitoba Hydro's power production.

WHEREAS Manitoba Hydro faces over 100 legal claims alleging adverse effects and claiming damages (Northern Flood Agreement Arbitrator's Office, Winnipeg, Canada), and a lawsuit seeking $100 million in damages for contaminated drinking water (Winnipeg Free Press, 1/23/01).

WHEREAS concerns about the adverse environmental, socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples stemming from Manitoba Hydro's electricity production are being raised at the Minnesota Public Utilities Commission, Canadian National Energy Board, by religious and political leaders, human rights and environmental organizations, the media and consumers.

WHEREAS the 2001 Report of the Interchurch Inquiry into Northern Hydro Development concluded that the situation faced by the Pimicikamak Cree Nation and other indigenous peoples was "an ongoing ecological, social and moral catastrophe." (Let Justice Flow, p.3).

WHEREAS it is the opinion of the proponents of this resolution that Xcel's continued reliance on power purchases from Manitoba Hydro make our company increasingly vulnerable to charges of environmental racism, potentially costly litigation and a negative public image – all of which can jeopardize long-term shareholder value.

THEREFORE be it resolved that:
The shareholders of Xcel Energy recommend to the board of directors that it develop and implement policies and practices requiring that our company obtain future power supplies from increased efficiencies and renewable resources that do not have undue adverse environmental, socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples.



S477755

SC0477755

COMMON STOCK

CUSIP 665772 10 9

500

ORGANIZED UNDER THE LAWS OF MINNESOTA

NORTHERN STATES POWER COMPANY

SEE REVERSE FOR CERTAIN DEFINITIONS

THIS CERTIFICATE IS TRANSFERABLE IN THE CITY OF NEW YORK OR MINNEAPOLIS

This Certifies that

SISTERS OF ST JOSEPH
ATTN SR JILL UNRUH
1884 RANDOLPH AVE
ST PAUL MN 55105

****500*********
*****500********
******500*******
*******500******
********500*****

is the registered holder of **FIVE HUNDRED**

FULLY PAID AND NONASSESSABLE SHARES, OF THE PAR VALUE OF $2.50 EACH, OF THE COMMON STOCK

of Northern States Power Company transferable on the books of the corporation by the holder hereof, in person or by attorney upon surrender of this certificate properly endorsed. This certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

In Witness Whereof the corporation has caused this certificate to be signed in facsimile by its duly authorized officers and its corporate seal to be hereunto affixed in facsimile.

Dated: MAY 1[illegible], 199[illegible]

SECRETARY

CHAIRMAN OF THE BOARD, PRESIDENT & CEO

COUNTERSIGNED:
NORTHERN STATES POWER COMPANY (MINNESOTA) (MINNEAPOLIS)
BY
TRANSFER AGENT

REGISTERED:
NORWEST BANK MINNESOTA, N.A.
REGISTRAR
BY
AUTHORIZED SIGNATURE

S425772

S0042577



CUSIP 665772 10 9

COMMON STOCK

ORGANIZED UNDER THE LAWS OF MINNESOTA

NORTHERN STATES POWER COMPANY

SEE REVERSE FOR CERTAIN DEFINITIONS

THIS CERTIFICATE IS TRANSFERABLE IN THE CITY OF NEW YORK OR MINNEAPOLIS

500

This Certifies that SISTERS OF ST JOSEPH

is the registered holder of **FIVE HUNDRED**

FULLY PAID AND NONASSESSABLE SHARES, OF THE PAR VALUE OF $2.50 EACH, OF THE COMMON STOCK

of Northern States Power Company transferable on the books of the corporation [illegible] the holder hereof [illegible] upon surrender of this certificate properly [illegible]. This [illegible] is not valid until countersigned by the Transfer Agent and registered by the Registrar.

In Witness Whereof the corporation has caused this certificate to be signed in facsimile by its duly authorized officers, and its corporate seal to be hereunto affixed in facsimile.

Dated: JAN [illegible]

SECRETARY

PRESIDENT

COUNTERSIGNED: NORTHERN STATES POWER COMPANY (MINNESOTA) (MINNEAPOLIS)
BY
TRANSFER AGENT

REGISTERED: NORWEST BANK MINNESOTA, N. A. REGISTRAR
BY
AUTHORIZED SIGNATURE

JONES DAY
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: 312-782-3939 · FACSIMILE: 312-782-8585

March 20, 2003

No-Action Request
1934 Act/Rule 14a-8

VIA FACSIMILE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Grace Lee

Re: Withdrawal of No-Action Request

Ladies and Gentlemen:

By letter dated January 22, 2003, Xcel Energy, Inc., a Minnesota corporation, (the "Company") advised you of its intention to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders a stockholder proposal and statement in support thereof (collectively, the "Proposal") received from Linda Sourbis, the Academy of Our Lady of Lourdes, and Sisters of St. Joseph of Carondelet (the "Proponents").

Enclosed is a copy of the Proponents' letters notifying the Company of their intention to withdraw the Proposal. We therefore also withdraw our no-action letter request on this Proposal, as the matter is now moot.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

Robert J. Joseph

Enclosure

cc: Ms. Linda Sourbis
Academy of Our Lady of Lourdes
Sisters of St. Joseph of Carondelet
As You Sow

MAR 20 '03 11:39 FR JONES DAY CHGO 312 269 1571 TO 912029429525 P.03/07

MAR-20-2003 07:03 XCEL CORP SEC 612 215 4504 P.02/06

As You Sow

A Foundation Planting Seeds for Social Change

Tel: (415) 391-3212 Fax: (415) 391-3245

A NON-PROFIT CORPORATION
311 California Street, Suite 510
San Francisco, California 94104
www.asyousow.org

RECEIVED MAR 3 2003 CORPORATE SECRETARY

February 27, 2003

Cathy Hart
Vice President and Corporate Secretary
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN. 55402-2023

Dear Cathy,

Thank you for your letter of February 13, 2003 regarding new developments between Xcel Energy and Pimicikamak. We are very excited by the renewal of this dialogue. We understand that Xcel has undertaken to do the following:

- Xcel will monitor the actions taken by Manitoba Hydro to address the environmental and human rights impacts from its hydro project.
- Xcel will do this by participating in meetings between Pimicikamak and Manitoba Hydro regarding implementation of the Action Plan to address impacts, announced by the Manitoba government on December 16, 2002.
- Xcel will take other quality control monitoring actions it deems necessary.
- Xcel will appoint a senior manager to engage in this monitoring process who will report directly to the CEO.
- Xcel will publicly announce its participation in this process at the annual general meeting.

On behalf of Linda Sourbis, the Sisters of St. Joseph of Carondelet, and the Rochester Franciscans, I would like to inform you that the proponents of the 2003 shareholder proposal entitled "Energy Sourcing Policy" agree to withdraw the proposal based on Xcel's undertaking as described above, and Xcel's reporting back annually to the shareholders and/or public on the status and findings of these monitoring efforts.

We believe that these actions by our company will significantly protect our company from reputational, legal and financial risk and therefore increase long-term shareholder value.

We would also like to clarify a statement made in your letter of February 13, that "The PCN [Pimicikamak Cree Nation] have indicated to us that they have withdrawn their support of the shareholder proposal you submitted".

Pimicikamak has never told us that they do not support the proposal. Kate Kempton, Pimicikamak's lawyer, informed me that as a result of their recent agreement with Xcel, Pimicikamak felt the spirit of the shareholder proposal is being addressed and Pimicikamak suggested to the shareholders that the proposal could be withdrawn. It is important to remember that while the proposal specifically mentions the impacts on Pimicikamak it pertains to a broader policy direction. Our understanding is that Pimicikamak still supports that broader policy direction.

The proposal's resolved clause states:

> "The shareholders of Xcel Energy recommend to the board of directors that it develop and implement policies and practices requiring that our company obtain future power supplies from increased efficiencies and renewable resources that do not have undue adverse environmental, socioeconomic and human rights impacts upon Pimicikamak Cree Nation and other indigenous peoples."

1

Consequently, we would like to request that our company take the following actions to continue to meet the spirit of this proposal. We recommend that our company begin a dialogue with and / or allow time for a statement at the 2003 annual meeting by Mr. Patrick Spears, president of the Intertribal Council On Utility Power and Mr. Angus Dysart, President of the Displaced Residents of South Indian Lake.

Mr. Spears and the Intertribal Council represent large land-based tribes who have been developing renewable energy sources with the potential for 200 – 250 gigawatts of wind energy. According to Mr. Spears; "The tremendous wind resources of the northern Great Plains have many Indian tribes looking at utility scale renewable energy generation as a "no-regrets" sustainable homeland economic development strategy, with a positive impact on CO_2 emission reduction." We would like our company to further explore the issue of purchasing renewable energy from native tribes. We believe that this would be both a positive next step to addressing our resolution and would also offer economic benefits to our company.

Mr. Dysart represents a group of people who are very negatively impacted by hydro development in northern Manitoba. The Displaced Residents of South Indian Lake are not accounted for in the Northern Flood Agreement. Therefore they have a difficult time having their voices heard. Mr. Billy Moore, former president of the Displaced Residents of South Indian Lake, spoke briefly on this issue at the 2002 Xcel annual meeting and Mr. Dysart has requested that his people be allowed to speak again. Xcel's agreement to monitor the implementation of the Action Plan in Pimicikamak territory shows our company's recognition of the need to address negative impacts from this energy supplier, and that addressing these in a forthright manner can lead to positive remedies for indigenous groups.

As has become evident, Xcel shareholders and customers are very serious about our company's commitment to corporate responsibility, honesty and transparency. Furthermore, there are numerous examples correlating better environmental and social performance with better economic returns. We believe that the actions described above will improve our company's reputation as a good corporate citizen as well as our bottom line.

Thank you again for informing us about our company's recent agreement with Pimicikamak. This demonstrates that dialogue and genuine engagement can pave the way for resolution of difficult problems.

We look forward to continuing our work with you and your team.

Sincerely Yours,

Michael Passoff
Associate Director
Corporate Social Responsibility Program

CC: Sr. Zoa Braunwarth, Rochester Franciscan, St Paul, MN.
Vidette Bullock-Mixon, United Methodist Church, Evanston, IL.
Leslie Lowe, Interfaith Center on Corporate Responsibility, New York, NY.
Laurie Michalowski, United Methodist Church, Evanston, IL.
Paul Neuhauser, Interfaith Center on Corporate Responsibility, New York, NY.
Linda Sourbis, Minneapolis, MN.
Joanne Tromiczak-Neid, Sisters of St. Joseph, St. Paul, MN.
Pat Wolfe, Interfaith Center on Corporate Responsibility, New York, NY.
Pat Zerega, Evangelical Lutheran Church in America, Pittsburgh, PA.

March 3, 2003

Cathy Hart, Vice President and Corporate Secretary
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN. 55402-2023

Dear Ms. Hart,

This is to inform you that the Franciscan Sisters of Rochester are withdrawing the shareholder resolution on Energy Sourcing Policy for inclusion in Xcel Energy's 2003 Proxy Statement.

We are withdrawing this resolution based on the following conditions as stated in a letter of February 27, 2003, from Michael Passoff to you.

These conditions are:

1. Xcel will monitor the actions taken by Manitoba Hydro to address the environmental and human rights impacts from its hydro project.
2. Xcel will do this by participating in meetings between Pimicikamak and Manitoba Hydro regarding implementation of the Action Plan to address impacts, announced by the Manitoba government on December 16, 2002.
3. Xcel will take other quality control monitoring actions it deems necessary.
4. Xcel will appoint a senior manager to engage in this monitoring process who will report directly to the CEO.
5. Xcel will publicly announce its participation in this process at the annual general meeting.
6. Xcel will report back annually to the shareholders and/or public on the status and findings of these monitoring efforts.

Furthermore, we reiterate Mr. Passoff's request that our company begin a dialogue with and / or allow time for a statement at the 2003 annual meeting by Mr. Patrick Spears, president of the Intertribal Council On Utility Power and Mr. Angus Dysart, President of the Displaced Residents of South Indian Lake.

We thank Xcel for its willingness to address our concerns as raised in the resolution, and we look forward to a continued dialogue on these important issues.

Sincerely yours,

Zoa Braunwarth OSF

Zoa Braunwarth, OSF
Franciscan Sisters of Rochester

Sisters of St. Joseph of Carondelet

St. Paul Province

RECEIVED
[redacted] 4 '03
CORPORATE SECRETARY

March 3, 2003
Cathy Hart, Vice President and Corporate Secretary
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN. 55402-2023

Dear Ms. Hart,

This is to inform you that the Sisters of St. Joseph of Carondelet are withdrawing the shareholder resolution on Energy Sourcing Policy for inclusion in Xcel Energy's 2003 Proxy Statement.

We are withdrawing this resolution based on the following conditions as stated in a letter of February 27, 2003, from Michael Passoff to you.

These conditions are:
1. Xcel will monitor the actions taken by Manitoba Hydro to address the environmental and human rights impacts from its hydro project.
2. Xcel will do this by participating in meetings between Pimicikamak and Manitoba Hydro regarding implementation of the Action Plan to address impacts, announced by the Manitoba government on December 16, 2002.
3. Xcel will take other quality control monitoring actions it deems necessary.
4. Xcel will appoint a senior manager to engage in this monitoring process who will report directly to the CEO.
5. Xcel will publicly announce its participation in this process at the annual general meeting.
6. Xcel will report back annually to the shareholders and/or public on the status and findings of these monitoring efforts.

Furthermore, we reiterate Mr. Passoff's request that our company begin a dialogue with and / or allow time for a statement at the 2003 annual meeting by Mr. Patrick Spears, president of the Intertribal Council On Utility Power and Mr. Angus Dysart, President of the Displaced Residents of South Indian Lake.

We thank Xcel for its willingness to address our concerns as raised in the resolution, and we look forward to a continued dialogue on these important issues.

Sincerely yours,

Joanne Tromiczak-Neid

Joanne Tromiczak-Neid,
Justice Coordinator

1884 Randolph Avenue, St. Paul, Minnesota 55105-1700 • 651-690-7000 • Fax: 651-690-7039 • www.csjstpaul.org

RECEIVED
MAR 12 [illegible]
CORPORATE SECRETARY

March 10, 2003

3349 Irving Avenue South
Minneapolis, MN 55408

Ms. Cathy Hart
Vice President and Corporate Sectretary
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, Minnesota 55402-2023

Dear Ms. Hart:

This letter is written to withdraw the shareholders resolution on the Energy Sourcing Policy for inclusion in Xcel Energy's 2003 Proxy Statement.

I am withdrawing this resolution based on the following conditions as stated in a letter of February 2, 2003 from Michael Passoff to you.

These conditions are:

1) Xcel will monitor the actions taken by Manitoba Hydro to address the environmental and human rights impacts from its hydro project.
2) Xcel will do this by participation in meetings between Pimicikamac (PCN) and Manitoba Hydro regarding implementation of the Action Plan to address impacts, announced by the Manitoba government on December 16, 2002.
3) Xcel will take other quality control monitoring actions it deems necessary.
4) Xcel will appoint a senior manager to engage in this monitoring process who will report directly to the CEO.
5) Xcel will publicly announce its participation in this process at the annual general meeting.
6) Xcel will report back annually to the shareholders and/or public on the status and findings of these monitoring efforts.

Furthermore, I reiterate Mr. Passoff's request that our company begin a dialog with and/or allow time for a statement at the 2003 annual meeting by Mr. Patrick Spears, president of the Intertribal Council on Utility Power and Mr. Angus Dysart, president of the Displaced Residents of South Indian Lake.

Thank you for your willingness to address our concerns as raised in the resolution. I look forward to a continued dialog with you on these important issues.

Sincerely yours,

Linda B. Sourbis

Linda B. Sourbis

JONES DAY®

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March 20, 2003

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